September 8, 2006
VIA FACSIMILE AND U.S. MAIL
Mr. Jay Webb
Review Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, DC 20549

Re:	Form 8-K filed July 26, 2006
File No. 1-10317
Dear Mr. Webb:
     We have included our responses to your questions below in the format as requested.
Questions repeated and related responses:
General
Form 8-K filed July 26, 2006
1.	Please refer to prior comment 3. As previously requested, please remove the “Non-GAAP Consolidated Statement of Operations” from your future filings. We believe your current disclosures still do not comply with Item 10 (e)(1)(i) of regulation S-K because for each non-GAAP measure presented on your “Non-GAAP Consolidated Statement of Operations”, you do not provide a numerical reconciliation for each non-GAAP measure to the most directly comparable GAAP financial measure. Also, you do not specifically disclose the following information for each non-GAAP measure presented on your “Non-GAAP Consolidated Statement of Operations”:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

Mr. Jay Webb
September 8, 2006

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
Please remove the “Non-GAAP Consolidated Statements of Operations” from your future filings to include disclosures that comply with Item 10(e)(1)(i) of Regulation S-K. Please demonstrate in your response how you will address our concerns on these matters.
     The Company proposes to include the information set forth under the “For the 8-K Filing” heading below in all future filings where non-GAAP information is provided. In addition, the Company has modified the “Non-GAAP Consolidated Statement of Operations” as set forth in the attached Exhibit A.
     The Company reiterates the importance of providing a full non-GAAP income statement to ensure clarity to investors regarding which line items in the GAAP income statement have been affected by the removal of certain items (see full discussion below) and which line items have not been affected. Such non-GAAP measures are non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP research and development, non-GAAP selling, general and administrative expenses, non-GAAP income from operations, non-GAAP interest income and other, non-GAAP income before income taxes, non-GAAP provision for income taxes, non-GAAP net income excluding special items, and non-GAAP income excluding special items per basic and diluted share. The Company compensates for the limitations of the non-GAAP financial measures by informing the reader that the non-GAAP statements should be read in conjunction with the GAAP income statements (see language for each non-GAAP measure included below).
For the 8-K Filing:
Use of Non-GAAP Financial Information
LSI Logic has referenced non-GAAP financial information in the news release.
LSI Logic management believes that the presentation of a full non-GAAP income statement including non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income from operations, non-GAAP interest income and other, non-GAAP income before income taxes, non-GAAP provision for income taxes, and

Mr. Jay Webb
September 8, 2006

non-GAAP net income excluding special items, and non-GAAP income excluding special items per basic and diluted share (collectively referred to herein as “Non-GAAP Measures) provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. Management believes that the use of the Non-GAAP Measures provides consistency and comparability with our past financial reports, and also facilitates comparisons with other companies in our industry, many of which use similar non-GAAP financial measures to supplement their GAAP information.
Management has historically used the Non-GAAP Measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described below provides an additional measure of our core operating results and facilitates comparisons of our core operating performance against prior periods and our business model objectives. We have chosen to provide this information to investors to enable them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our ongoing core operations. Externally, we believe that the Non-GAAP Measures continue to be useful to investors in their assessment of our operating performance and the valuation of our Company.
Internally, the Non-GAAP Measures are significant measures used by management for purposes of:
•	evaluating the core operating performance of the Company;

•	determination of bonus compensation for certain key employees;

•	establishing internal budgets;

•	calculating return on investment for development programs and growth initiatives;

•	comparing performance with internal forecasts and targeted business models;

•	strategic planning;

•	evaluating and valuing potential acquisition candidates and how their operations compare to the Company’s operations; and

•	bench marking performance externally against our competitors.
Non-GAAP Measures:
Non-GAAP Cost of Revenues:
The non-GAAP cost of revenues metric is important to the Company for the reasons noted above. Additionally, aggressive product cost reductions are essential to our business and it is important to be able to perform consistent cost comparisons to previous periods and to budgeted amounts. Non-GAAP cost of revenues excludes the following item when comparing GAAP to non-GAAP cost of revenues:

Mr. Jay Webb
September 8, 2006

•	Stock-based compensation. Stock-based compensation relates primarily to stock awards such as options and restricted stock units that are issued by LSI Logic. Stock-based compensation is a non-cash expense that varies in amount from period-to-period and is dependent on market forces that are difficult to predict. As a result of this unpredictability, management excludes this item from its internal operating forecasts and models which include a non-GAAP cost of revenue metric. Management believes that non-GAAP measures adjusted for stock-based compensation provide investors with a basis to measure the Company’s core performance against the performance of other companies without the variability created by stock-based compensation. Stock-based compensation is therefore excluded from non-GAAP cost of revenues.
Non-GAAP cost of revenues should be considered for illustrative purposes as being supplemental to, and not a substitute for, or superior to, the calculation of GAAP cost of revenues. Non-GAAP cost of revenues does not reflect all of the costs (e.g., stock-based compensation) associated with the operations of the Company’s business in accordance with GAAP. Our non-GAAP cost of revenues measure may be different from the computation of non-GAAP cost of revenue measures of other companies. As a result, you should not consider non-GAAP cost of revenue measures in isolation or as a substitute for cost of revenue measures calculated in accordance with GAAP. LSI Logic’s stock-based incentive plans are important components of our employee incentive compensation arrangements and are reflected in our GAAP results under Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, commencing with the first quarter of 2006. The impact of these incentive plans need to be considered for a complete view of the costs of our compensation arrangements.
Non-GAAP Gross Profit:
Non-GAAP gross profit is important to us for the reasons noted above and excludes the following item when comparing GAAP to non-GAAP gross profit:
•	Stock-based compensation. Stock-based compensation relates primarily to stock awards such as options and restricted stock units that are issued by LSI Logic. Stock-based compensation is a non-cash expense that varies in amount from period-to-period and is dependent on market forces that are difficult to predict. As a result of this unpredictability, management excludes this item from its internal operating forecasts and models which include a non-GAAP gross profit metric. Management believes that non-GAAP measures adjusted for stock-based compensation provide investors with a basis to measure the Company’s core performance against the performance of other companies

Mr. Jay Webb
September 8, 2006

without the variability created by stock-based compensation. Stock-based compensation is excluded from non-GAAP gross profit.
Non-GAAP gross profit should be considered for illustrative purposes as being supplemental to, and not a substitute for, or superior to, the calculation of GAAP gross profit. Non-GAAP gross profit does not reflect all of the costs (e.g., stock-based compensation) associated with the operations of the Company’s business in accordance with GAAP. Our non-GAAP gross profit measure may be different from the computation of non-GAAP gross profit measures of other companies. As a result, you should not consider non-GAAP gross profit measures in isolation or as a substitute for gross profit measures calculated in accordance with GAAP. LSI Logic’s stock-based incentive plans are important components of our employee incentive compensation arrangements and are reflected in our GAAP results under Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, commencing with the first quarter of 2006. The impact of these incentive plans need to be considered for a complete view of the costs of our compensation arrangements.
Non-GAAP Research and Development:
Non-GAAP research and development is important to us for the reasons noted above and is a key metric for purposes of assessing performance of and allocating resources to research and development programs. Non-GAAP research and development excludes the following item when comparing GAAP to non-GAAP research and development:
•	Stock-based compensation. Stock-based compensation relates primarily to stock awards such as options and restricted stock units that are issued by LSI Logic. Stock-based compensation is a non-cash expense that varies in amount from period-to-period and is dependent on market forces that are difficult to predict. As a result of this unpredictability, management excludes this item from its internal operating forecasts and models which include a non-GAAP research and development metric. Management believes that non-GAAP measures adjusted for stock-based compensation provide investors with a basis to measure the Company’s core performance against the performance of other companies without the variability created by stock-based compensation. Stock-based compensation is excluded from non-GAAP research and development.
Non-GAAP research and development should be considered for illustrative purposes as being supplemental to, and not a substitute for, or superior to, the calculation of GAAP research and development. Non-GAAP research and development does not reflect all of the costs (e.g., stock-based compensation) associated with the operations of the Company’s business in accordance with GAAP. Our non-GAAP research and

Mr. Jay Webb
September 8, 2006

development measure may be different from the computation of non-GAAP research and development measures of other companies. As a result, you should not consider non-GAAP research and development measures in isolation or as a substitute for research and development measures calculated in accordance with GAAP. LSI Logic’s stock-based incentive plans are important components of our employee incentive compensation arrangements and are reflected in our GAAP results under Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, commencing with the first quarter of 2006. The impact of these incentive plans need to be considered for a complete view of the costs of our compensation arrangements.
Non-GAAP Selling, General and Administrative Expenses:
Non-GAAP selling, general and administrative is important to us for the reasons noted above and of assessing performance of and allocating resources to spending programs. Non-GAAP selling, general and administrative excludes the following item when comparing GAAP to Non-GAAP selling, general and administrative expenses:
•	Stock-based compensation. Stock-based compensation relates primarily to stock awards such as options and restricted stock units that are issued by LSI Logic. Stock-based compensation is a non-cash expense that varies in amount from period-to-period and is dependent on market forces that are difficult to predict. As a result of this unpredictability, management excludes this item from its internal operating forecasts and models which include a non-GAAP selling, general and administrative metric. Management believes that non-GAAP measures adjusted for stock-based compensation provide investors with a basis to measure the Company’s core performance against the performance of other companies without the variability created by stock-based compensation. Stock-based compensation is excluded from non-GAAP selling, general and administrative expenses.
Non-GAAP selling, general and administrative should be considered for illustrative purposes as being supplemental to, and not a substitute for, or superior to, the calculation of GAAP selling, general and administrative. Non-GAAP selling, general and administrative does not reflect all of the costs (e.g., stock-based compensation) associated with the operations of the Company’s business in accordance with GAAP. Our non-GAAP selling, general and administrative measure may be different from the computation of non-GAAP selling, general and administrative measures of other companies. As a result, you should not consider non-GAAP selling, general and administrative measures in isolation or as a substitute for selling, general and administrative measures calculated in accordance with GAAP. LSI Logic’s stock-based incentive plans are important components of our employee incentive compensation arrangements and are reflected in our GAAP results under Statement of Financial

Mr. Jay Webb
September 8, 2006

Accounting Standards No. 123 (revised 2004), Share-Based Payment, commencing with the first quarter of 2006. The impact of these incentive plans need to be considered for a complete view of the costs of our compensation arrangements.
Non-GAAP Income from Operations:
Non-GAAP income from operations is important to us for the reasons noted above and excludes the following items as compared to GAAP income from operations:
•	Stock-based compensation. Stock-based compensation relates primarily to stock awards such as options and restricted stock units that are issued by LSI Logic. Stock-based compensation is a non-cash expense that varies in amount from period-to-period and is dependent on market forces that are difficult to predict. As a result of this unpredictability, management excludes this item from its internal operating forecasts and models. Management believes that non-GAAP measures adjusted for stock-based compensation provide investors with a basis to measure the Company’s core performance against the performance of other companies without the variability created by stock-based compensation.

•	Amortization of acquisition related intangibles and in-process research and development. These charges are acquisition-related charges. Amortization of acquisition-related intangibles relate to purchased technology in acquisitions such as existing technology, patents and trademarks. In-process research and development relates to projects in process as of the acquisition date that have not reached technological feasibility and are immediately expensed. These charges are not factored into management’s evaluation of potential acquisitions, or our performance after completion of acquisitions, because they are not related to our core operating performance, and the frequency and amount of such charges vary significantly based on the size and timing of our acquisitions and the maturities of the businesses being acquired. Excluding this data provides investors with a basis to compare the Company against the performance of other companies without this variability.

•	Restructuring of operations and other items, net. This represents charges/losses and gains that are not directly related to the Company’s ongoing or core business results. Management regularly excludes such items from internal operating forecasts and models because it is not considered a core operating activity for the Company and because the frequency and variability in the nature of the charges can vary significantly from period to period. Excluding this data provides investors with a basis to compare our company against the performance of other companies without this variability.

Mr. Jay Webb
September 8, 2006

Non-GAAP income from operations should be considered for illustrative purposes as being supplemental to, and not a substitute for, or superior to, the calculation of GAAP income from operations. Non-GAAP income from operations does not reflect all of the costs (as noted above) associated with the operations of the Company’s business in accordance with GAAP. Our non-GAAP income from operations measure may be different from the computation of non-GAAP income from operations measures of other companies. As a result, you should not consider non-GAAP income from operations measures in isolation or as a substitute for income from operations measures calculated in accordance with GAAP. Some of the limitations associated with the non GAAP income from operations are noted below:
•	Stock-based compensation. LSI Logic’s stock-based incentive plans are important components of our employee incentive compensation arrangements and are reflected in our GAAP results under Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, commencing with the first quarter of 2006. The impact of these incentive plans need to be considered for a complete view of the costs of our compensation arrangements.

•	Amortization of acquisition-related intangibles. Acquisitions have been an important part of our business strategy and the corresponding acquisition-related charges reflect the costs of choosing acquisitions as a form of growth strategy.

•	Restructuring of operations and other items, net. This item reflects charges for severance, exit costs associated with leased facilities, asset impairment charges and gains on sales of no longer strategic assets. While no longer strategic to the future of the Company, such items reflect the costs of decisions made as part of running a business and are critical to a complete view of our historical results.
Non-GAAP Interest Income and Other:
Non-GAAP interest income and other is important to us for the reasons noted above and excludes the following items from GAAP interest income and other:
•	Other charges and gains. Other charges and gains consist of gains or losses on equity investments and certain non-operating gains and losses that occur on an infrequent basis and vary greatly in amount. We do not regularly trade public equity securities nor do we anticipate these securities providing funding for on-going operations. Management excludes these items because they do

Mr. Jay Webb
September 8, 2006

not affect our core operations. Excluding this data provides investors with a basis to compare our company against the performance of other companies without this variability.
Non-GAAP interest income and other should be considered for illustrative purposes as being supplemental to, and not a substitute for, or superior to, the calculation of GAAP interest income and other. Non-GAAP interest income and other does not reflect all of the costs (as noted above) associated with the operations of the Company’s business in accordance with GAAP. Our non-GAAP interest income and other measure may be different from the computation of non-GAAP interest income and other measures of other companies. As a result, you should not consider non-GAAP interest income and other measures in isolation or as a substitute for interest income and other measures calculated in accordance with GAAP.
Non-GAAP Provision for Income Taxes:
•	Non-GAAP income tax expense/benefit. This line item represents the amount of tax expense or benefit that the Company would accrue if it used non-GAAP results instead of GAAP results in the calculation of its tax liability. It is important that the investor understand our tax provision excluding the effect of items not included in the non-GAAP income statement.
Non-GAAP provision for income taxes should be considered for illustrative purposes as being supplemental to, and not a substitute for, or superior to, the calculation of GAAP provision for income taxes. Non-GAAP provision for income taxes does not reflect all of the costs (as noted above) associated with the operations of the Company’s business in accordance with GAAP. Our non-GAAP provision for income taxes measure may be different from the computation of non-GAAP provision for income taxes measures of other companies. As a result, you should not consider non-GAAP provision for income taxes measures in isolation or as a substitute for provision for income taxes measures calculated in accordance with GAAP.
Non-GAAP Net Income:
Non-GAAP net income is important to the Company for the reasons noted above and excludes the following items:
•	Stock-based compensation. Stock-based compensation relates primarily to stock awards such as options and restricted stock units that are issued by LSI Logic. Stock-based compensation is a non-cash expense that varies in amount from period-to-period and is dependent on market forces that are difficult to predict. As a result of this unpredictability, management excludes this item

Mr. Jay Webb
September 8, 2006

from its internal operating forecasts and models. Management believes that non-GAAP measures adjusted for stock-based compensation provide investors with a basis to measure the Company’s core performance against the performance of other companies without the variability created by stock-based compensation.
•	Amortization of acquisition related intangibles and in-process research and development. These charges are acquisition-related charges. Amortization of acquisition-related intangibles relate to purchased technology in acquisitions such as existing technology, patents and trademarks. In-process research and development relates to projects in process as of the acquisition date that have not reached technological feasibility and are immediately expensed. These charges are not factored into management’s evaluation of potential acquisitions, or our performance after completion of acquisitions, because they are not related to our core operating performance, and the frequency and amount of such charges vary significantly based on the size and timing of our acquisitions and the maturities of the businesses being acquired. Excluding this data provides investors with a basis to compare the Company against the performance of other companies without this variability.

•	Restructuring of operations and other items, net. This represents charges/losses and gains that are not directly related to the Company’s ongoing or core business results. Management regularly excludes such items from internal operating forecasts and models because it is not considered a core operating activity for the Company and because the frequency and variability in the nature of the charges can vary significantly from period to period. Excluding this data provides investors with a basis to compare our company against the performance of other companies without this variability.

•	Other charges and gains. Other charges and gains consist of gains or losses on equity investments and certain non-operating gains and losses that occur on an infrequent basis and vary greatly in amount. We do not regularly trade public equity securities nor do we anticipate these securities providing funding for on-going operations. Management excludes these items because they do not affect our core operations. Excluding this data provides investors with a basis to compare our company against the performance of other companies without this variability.

•	Non-GAAP income tax expense/benefit. This line item represents the amount of tax expense or benefit that the Company would accrue if it used non-GAAP results instead of GAAP results in the calculation of its tax liability.

Mr. Jay Webb
September 8, 2006

Non-GAAP Net Income per Basic and Dilutive Share:
The calculation of non-GAAP net income excluding special items per dilutive share is adjusted in the numerator for all the items discussed above under net income excluding special items. In the denominator, the number of non-GAAP dilutive shares excludes the following item:
•	The treasury stock method used to calculate weighted outstanding shares on a dilutive basis requires amounts related to compensation costs attributable to future services and not yet recognized in the financial statements to be treated as proceeds that are assumed to be used to repurchase shares. As a result, this reduces the total number of weighted average shares for purposes of calculating GAAP weighted average shares on a dilutive basis. LSI does not include the effects of these compensation costs in its non-GAAP net income excluding special items. Management believes these amounts should not be applied to the calculation of shares to be repurchased in the computation of non-GAAP net income per diluted share.
Some of the limitations in relying on non-GAAP financial measures are discussed below in relation to the items excluded from those non-GAAP measures.
•	Stock-based compensation. LSI Logic’s stock-based incentive plans are important components of our employee incentive compensation arrangements and are reflected in our GAAP results under Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, commencing with the first quarter of 2006. The impact of these incentive plans need to be considered for a complete view of the costs of our compensation arrangements.

•	Amortization of acquisition-related intangibles. Acquisitions have been an important part of our business strategy and the corresponding acquisition-related charges reflect the costs of choosing acquisitions as a form of growth strategy.

•	Restructuring of operations and other items, net. This item reflects charges for severance, exit costs associated with leased facilities, asset impairment charges and gains on sales of no longer strategic assets. While no longer strategic to the future of the Company, such items reflect the costs of decisions made as part of running a business and are critical to a complete view of our historical results.

Mr. Jay Webb
September 8, 2006

•	Other charges and gains. This items as discussed above should be included for a complete view of our historical performance even though they are not related to our core operations.

•	Non-GAAP income tax expense/benefit. This line item represents the amount of tax expense or benefit that the Company would accrue if it used non-GAAP results instead of GAAP results in the calculation of its tax liability. The limitation in it is that it does not include the effect of all the items excluded from the non-GAAP financial statements.
All supplemental non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with generally accepted accounting principles in the United States of America and the Company’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2005.
* * * * * * * * *
     The Company has attached a reconciliation of GAAP to non-GAAP financial measures used by management for the second quarter ended July 2, 2006 (Exhibit A) for purposes of this letter. We would include a page for each period presented.
     You may contact me directly if you have any questions at (408) 433-8000.

Very truly yours,
/s/ BRYON LOOK

BRYON LOOK Executive Vice President & Chief Financial Officer

LSI LOGIC CORPORATION
Reconciliation of Consolidated Condensed Statements of Operations (GAAP) to Non GAAP results
(In thousands, except per share amounts)
(Unaudited)
EXHIBIT A

	GAAP	Reconciling items		Non GAAP

	July 2,	July 2,		July 2,
	2006	2006		2006

Revenues	$489,635	—		$489,635

Cost of revenues	280,428	(2,458)	a	277,970

Gross profit	209,207	2,458		211,665

Research and development	100,362	(4,643)	b	95,719
Selling, general and administrative	64,636	(6,197)	c	58,439
Restructuring of operations and other items, net	(21,648)	21,648	d	—
Amortization of acquisition related intangibles	10,801	(10,801)	e	—

Income from operations	55,056	2,451		57,507

Interest expense	(6,428)	—		(6,428)
Interest income and other, net	10,319	—		10,319

Income before income taxes	58,947	2,451		61,398
Provision for income taxes	5,100	(453)	f	4,647

Net income	$53,847	$2,904		$56,751

Income per share:
Basic	$0.14	—		$0.14

Diluted *	$0.13	—		$0.14

Shares used in computing per share amounts:
Basic	397,790	—		397,790

Diluted*	405,613	29,699	g	435,312

*	In computing diluted earnings per share for the three month period ended July 2, 2006 for Non GAAP, net income was increased by $3,500 for interest, net of taxes, on the $350 million convertible notes considered dilutive common stock equivalents.
Following represents reconciliation items between net income on a GAAP basis and non-GAAP net income as provided above:
a) Stock-based compensation expense — Cost of revenues
b) Stock-based compensation expense — R&D
c) Stock-based compensation expense — SG&A
d) Restructuring of operations and other items, net
e) Amortization of acquisition related intangibles
f) Income tax effect
g) Effect of SFAS (R) of 3.619 shares and $350 million convertible notes considered dilutive* of 26,080 shares.